SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                 SCHEDULE 14D-9
                                  (RULE 14d-4)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                              --------------------

                            CNL INCOME FUND IX, LTD.
                           (Name of Subject Companies)

                            CNL INCOME FUND IX, LTD.
                      (Name of Person(s) Filing Statement)

                              --------------------

                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

                                    125928846
                      (CUSIP Number of Class of Securities)

                              --------------------

                              James M. Seneff, Jr.
                                Robert A. Bourne
                             CNL Realty Corporation
                             450 South Orange Avenue
                             Orlando, Florida 32801
                                 (407) 650-1000

                                    Copy to:
                              Judith D. Fryer, Esq.
                             Greenberg Traurig, LLP
                                MetLife Building
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

         Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer

Item 1.    Subject Company Information.

         The name of the subject company is CNL Income Fund IX, Ltd., a Florida limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 450 South Orange Avenue, Orlando, Florida 32801, and the telephone number of the Partnership at that address is (407) 650-1000. The general partners of the Partnership are CNL Realty Corporation, James M. Seneff, Jr. and Robert A. Bourne (the "General Partners").

         The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates is the Partnership's units of limited partnership interest (the "Units"). The number of Units outstanding in the Partnership as of September 14, 2001 was 3,500,000.

Item 2.    Identity and Background of Filing Person.

         This filing person is the subject company. The principal executive offices and telephone number of the Partnership is set forth in response to Item 1 of this Statement.

         This Statement relates to the tender offer initiated on or about August 31, 2001 for up to the following outstanding Units of the Partnership at the price indicated below ("offer price"):

                                                               Number of
              Partnership             Offer Price            Units Sought
              -----------             -----------            ------------
       CNL Income Fund IX, Ltd.          $5.10                  262,500



         The offer is being made by Madison Liquidity Investors 112, LLC, a Delaware limited liability company (the "Purchaser"), and Madison Capital Management, LLC, Bryan E. Gordon and Ronald M. Dickerman, as co-bidders, disclosed in a Tender Offer Statement on Schedule TO dated August 31, 2001 (the "Schedule TO"), to purchase the above Units for cash at the prices set forth above, reduced by any cash distributions made or declared after August 31, 2001, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase").

         Based on the information in the Schedule TO, the business address of the Purchaser is 410 Park Avenue, Suite 540, New York, New York 10022, and its telephone number is 212-687-0518.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

         There exists on the date hereof no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Partnership or its affiliates and: (i) the Purchaser or its executive officers, directors or affiliates; or (ii) the General Partners, except as described below.

         The General Partners and their affiliates are entitled to receive certain fees, reimbursements, and distributions under the Partnership's Amended and Restated Agreement of Limited Partnership dated as of April 11, 1991 (the "Partnership Agreement").

         An affiliate of the General Partners is entitled to receive an annual, noncumulative, subordinated management fee equal to 1% of the gross revenues (or 1% of the Partnership's share of the gross revenues, in the case of properties owned through joint ventures); and such payments will only be made in fiscal years in which Limited Partners receive an amount equal to a cumulative noncompounded annual 10% preferred return on their adjusted investment in the Partnership ("10% Preferred Return"). Subject to certain limitations, an affiliate is also entitled to receive a disposition fee of 3% of the gross sales price of a property for providing substantial services in connection with the sale but only if the Limited Partners first receive the 10% Preferred Return.

         The General Partners are entitled to receive distributions from operations and from sales of properties pursuant to the Partnership Agreement and summarized below.

         Net cash flow from operations available for distribution is distributed 99% to the Limited Partners and 1% to the General Partners, but such distributions will be paid to the General Partners only if the Limited Partners first receive their 10% Preferred Return and subject to certain other restrictions.

         Sales proceeds from a nonliquidating sale will be paid to the Limited Partners until they have received their 10% Preferred Return and an amount equal to their adjusted capital contributions (capital contributions, generally reduced by prior distributions of sale proceeds from non-terminating sales); then 100% of these proceeds are paid to the General Partners until they receive an amount equal to their capital contributions plus an amount equal to 1% of all prior and current distributions of net cash flow. Thereafter, sales proceeds will be allocated 95% to the Limited Partners and 5% to the General Partners.

         With respect to liquidating sales, proceeds will generally be distributed to Partners in accordance with positive capital account balances to reduce their accounts to zero, and any remaining proceeds will be distributed 95% to Limited Partners and 5% to the General Partners, subject to certain restrictions on the General Partners' right to receive their distributions.

         Effective January 1, 2000, the General Partners waived their right to receive future distributions from net cash flow and from liquidating sales to the extent that the cumulative amount of such distributions would exceed the balance in the General Partners' capital accounts as of December 31, 1999.

         Subject to restrictions contained in the Partnership Agreement, the Partnership may reimburse the General Partners and their affiliates for operating expenses incurred on behalf of the Partnership.

         The General Partners and their affiliates manage the Partnership's affairs and devote only as much time to the business of the Partnership as may be necessary to the proper performance of their duties. They are, and will in the future be, engaged in the management of other partnerships, properties and businesses. The General Partners and their affiliates will experience conflicts of interest in managing the Partnership due to, among other things, these other relationships.


         Item 4.  The Solicitation or Recommendation.

         (a) Solicitation or Recommendation. This Schedule relates to the recommendation of the Partnership with respect to the Offer to Purchase. The Partnership is advising holders of the Units to reject the Offer to Purchase because the Partnership views the offer price as inadequate, as discussed below:

         (b) Reasons. The information set forth in the September 14, 2001 letter to Limited Partners (Exhibit A, hereto) is incorporated herein by reference.

         (c) Intent to Tender. Neither the Partnership nor the General Partners nor, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partners, intends to tender any Units that are held of record or beneficially by such person to the Purchaser.

         Item 5. Person/Assets, Retained, Employed, Compensated or Used.

         No persons or classes of persons have been employed, retained or are to be compensated to make solicitations or recommendations in connection with the offer.

         Item 6. Interest in Securities of the Subject Company.

         Neither the Partnership, the General Partners, nor any executive officer or director of the corporate General Partner, nor any affiliate or subsidiary of the Partnership engaged in any transaction in the subject securities in the past 60 days.

         Item  7.   Purposes  of  the   Transaction   and  Plans  or  Proposals.


         (a) The Partnership has not undertaken or engaged in any negotiations in response to the Offer to Purchase that relate to: (i) an offer to purchase or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or its subsidiaries;
(iii) a purchase, sale or transfer of a material amount of assets by the Partnership or its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

         (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8.  Additional Information.

         None.

Item 9. Exhibits.

         (a) (1) Letter to Limited Partners dated September 14, 2001, including question and answer sheet.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 14, 2001


                   CNL Income Fund IX, Ltd.
                   ---------------------------------------------------------
                   (Registrant)



                   By:      /s/ James M. Seneff, Jr.
                            ------------------------------------------------
                            CNL Realty Corporation
                            General Partner



                   By:      /s/ James M. Seneff, Jr.
                            ------------------------------------------------
                            James M. Seneff, Jr.
                            General Partner



                   By:      /s/ Robert A. Bourne
                            ------------------------------------------------
                            Robert A. Bourne
                            General Partner

                                    EXHIBIT A

                           LETTER TO LIMITED PARTNERS

September 14, 2001


RE: CNL Income Fund IX, Ltd.

Dear Limited Partners:

Madison Liquidity Investors 112, LLC, a Delaware limited liability company, has filed a tender offer with the Securities and Exchange Commission to purchase Limited Partnership units from the Limited Partners of CNL Income Fund IX, Ltd. (the "Partnership") for $5.10 per unit.

We, the General Partners, have reviewed the Madison offer and have determined that the Madison offer is grossly inadequate. Our current net asset value is $9.79 per unit and Madison is offering you only $5.10 per unit. Madison is only interested in paying the lowest possible price for your units in order to maximize its profits at your expense. This said, we recommend that you, the limited partners, reject the Madison offer and not tender your units. If you are interested in selling your units, there are other more equitable options available to you.

Our   recommendation  to  reject  the  Madison  offer  was  made  after  careful consideration of several factors, including, but not limited to, the following, which are further described in the attached question and answer document:

|X| The Partnership's net asset value of $9.79 per unit was determined based on an appraisal prepared by Valuation Associates, a third-party MAI appraisal firm. Madison's offer of $5.10 per unit was not based on any third party assessment.

|X| Madison's offer price is also significantly lower than even recent secondary markets resale prices. These resale prices are almost always substantially lower than the value of units because sales in this type of market generally represent sales at distressed or "fire sale" prices.

|X| Limited Partners who sell their units to Madison will forfeit control of their units and will be treated as if they had sold their units to Madison on July 1, 2001. This means that Madison will receive the value of any third-quarter distributions from the Partnership, even though you (and not Madison) have been the actual owner of the units for the entire third quarter.

|X| The Partnership has been paying a significant distribution equal to nine percent of your original purchase price. If you sell your units you will receive only 51 percent of your original investment, and you will no longer be entitled to receive any of these distributions. You will also forfeit any distributions from the ultimate sale of the Partnership's properties and any appreciation in the price of the units. You will be giving all of this to Madison in exchange for only 51 percent of the original amount you invested.

|X| Other, more equitable, options are available to you if you are interested in selling your units. The Partnership currently facilitates purchases of units through a distribution reinvestment plan. In addition, it runs an informal matching program and works closely with secondary markets in an effort to match limited partners who want to sell their units with other investors. However, due to limited trading on the secondary market, if you need immediate liquidity, accepting the tender offer may be your quickest way of achieving liquidity.

An English proverb asserts, "There is a measurable and worthy difference between taking advantage and taking advantage of opportunity." We believe Madison is taking advantage of the limited partners, and encourage you to reject the offer from Madison.

We appreciate the opportunity to be the steward of your investment. If you have any questions regarding the above mentioned offer, the attached Q&A or your investment, please call Investor Relations toll free at (866) 650-0650.

Sincerely,


/s/ James M. Seneff, Jr.                     /s/ Robert A. Bourne
------------------------------------         ----------------------------------
James M. Seneff, Jr.                         Robert A. Bourne
General Partner                              General Partner

CNL Income Fund IX, Ltd.
Questions & Answer

Who is Madison Liquidity?
Madison Liquidity Investors 112, LLC is a Delaware limited liability company that makes money by buying limited partnership units at a fraction of the partnerships' value and then receiving the full value of the units when the partnerships sell their properties. They may also make a profit by reselling the partnership units at a profit. It has no affiliation with your Partnership.

Why would Madison make a tender offer for my units?
Madison is doing this with the intent of making a large profit at your expense. Madison stated in its filing, that it "is making the Offers for investment purposes and with the intention of making a profit from the ownership of the units. In establishing the Offer prices, [Madison] is motivated to establish the lowest  prices...acceptable  to Unitholders....  Such objectives and motivations may conflict with the Unitholders in receiving the highest prices for their units."

How has my investment performed?
Madison would like you to believe that the Partnership has underperformed. On the contrary, we, as the General Partners, believe the Partnership has substantially achieved its investment objectives. The current annual distribution rate on your investment is nine percent, which is very attractive in today's low interest rate environment. Our long-term, triple net lease strategy has enabled us to provide income for the limited partners for 41 consecutive quarters. From the time the Partnership commenced operations through June 30, 2001, limited partners have received cash distributions totaling $30.9 million, or $8.84 per original $10.00 unit, representing 88 percent of original capital contributions. By tendering your units, you will forfeit your right to receive these distributions, which may represent a higher return than you would receive from alternative investments. You will also be giving up any distributions from the ultimate sale of the Partnership's properties and any appreciation from the price of the units.

What is the current fair market value of my units compared to the Madison offer? The offer price of $5.10 is significantly below the current estimated net asset valuation of $9.79 per unit or 48 percent less than such valuation. This estimated net asset value was determined by an appraisal prepared by Valuation Associates, a third-party MAI appraisal firm. Madison did not retain an independent person to evaluate or render any opinion with respect to fairness of the offer price or the terms of the Offer. On their own, Madison prepared an estimated net asset value of ($7.80) per unit and then proceeded to offer you 35 percent less than their own valuation!

Madison's price is also significantly lower than recent secondary markets resale prices. According to information cited in Madison's Offer to Purchase, the Partnership's units that sold from April through May 2001 were sold at a high of $8.17, a low of $6.73 and a weighted average of $7.60, well above what Madison is offering you. We do not believe, however, that even sales in the secondary market represent the true value of the units because sales in this type of market generally are made at distressed or "fire sale" prices. Accordingly, we believe that limited partners will realize the greatest return on their investment when the Partnership is liquidated.

Further, the Partnership currently facilitates a limited number of purchases of units through a distribution reinvestment program at a price of $9.50 per unit, well in excess of Madison's offer price.

What does "the offer is reduced by distributions" mean?
This means the offer price offered by Madison will be reduced by any distributions you receive after August 31, 2001, and further reduced by the transfer fees. In essence, you will be treated as if you had sold your units to Madison on July 1, 2001, since you will be required to give Madison your entire third quarter distribution. For example, if you invested $10,000, your distribution for the third quarter will be $225. If you sell your units to Madison on October 2, 2001, at Madison's offer price of $5,100, your net purchase price will only be $4,875, less a $50 transfer fee.

What happens if I tender my units?
In addition to giving Madison your entire third quarter distribution, limited partners who sell their units to Madison will lose their right to receive future cash distributions, as well as the right to future special distributions resulting from sales of Partnership properties. Furthermore, limited partners who sell their units to Madison will be forgoing the opportunity of participating in any appreciation in the value of their units. Madison has indicated that there may be reasons why you would not receive the purchase price from them promptly.

According to Madison's offer documents, even if Madison ultimately terminates the offer, if you deliver the assignment documentation to Madison, you are appointing Madison as your attorney-in-fact and proxy to receive all benefits and exercise all of the rights of ownership of your units until Madison actually terminates the offer - which could be months later. Madison could terminate the offer if it is unable to complete the purchase for any reason and meanwhile YOU WILL HAVE GIVEN MADISON CONTROL OVER YOUR UNITS.

Madison's documents also state that by delivering the assignment documentation to them, you are authorizing Madison to immediately have your address changed on the Partnership's books so that Madison will receive your checks, your proxies and correspondence intended for you - even before Madison buys your units and even if Madison does not ultimately complete the purchase.

Is the sale of my units to Madison a taxable event?
Because the offer price from Madison is so low, you will likely incur a tax loss since you will have suffered a substantial economic loss on the sale of your unit.

Are there other options available to me if I need to sell my units?
Yes. The Partnership currently facilitates both distribution reinvestment and informal matching programs and works closely with secondary markets in an effort to match limited partners who want to sell their units with other investors. You should be aware, however, that there are no guarantees as to whether, when or at what prices you will be able to sell your units through one of these options. We believe you should contact Investor Relations, toll free at (866) 650-0650, before making a decision to sell your units.

What do the General Partners recommend?
We strongly urge you to REJECT Madison's offer.